CHINA ENERGY SAVINGS TECHNOLOGY, INC.
Central Plaza, Suite 3203A, 32/Floor
18 Harbour Road
Hong Kong, China

November 1, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington DC, 20549
Attn.:	Patrick Enunwaonye
Gary Todd

Re:	China Energy Savings Technology, Inc. Form 10-KSB for the fiscal year ended September 30, 2004 Form 10-QSB for the quarter ended December 31, 2004 File No. 000-31047

Messrs. Enunwaonye and Todd:

Please let this letter serve as confirmation of the understanding reached between China Energy Savings Technology, Inc. (the "Company") and the Staff regarding the Company’s periodic report filings for fiscal year ended September 30, 2005. Pursuant to our understanding, we will not be required to re-file our quarterly reports for the quarters ended December 31, 2004, March 31, 2005 and June 30, 2005 (which were filed using Form 10QSB, referred to herein as the “Quarterly Reports”) on Form 10Q. The Company hereby represents that each of the Quarterly Reports is not misleading as filed and amended and there would be no significant or material differences between filing such reports on Form 10Q as opposed to on Form 10QSB. We also understand that we are required to file our annual report for the fiscal year ended September 30, 2005 on Form 10K (as opposed to on Form 10KSB).

Securities and Exchange Commission
Division of Corporation Finance
November 1, 2005

We hope that the information contained in this letter satisfactorily addresses all of the comments by the Staff. Please do not hesitate to contact us or our legal counsel, Kevin K. Leung of Richardson & Patel LLP, at (310) 208-1182, or by facsimile at (310) 208-1154 should you have further questions or comments.

Very truly yours,

China Energy Savings Technology, Inc.

By:	/s/ Sun Li
Sun Li Chief Executive Officer

cc:	Mr. Dean Yamagata, Moore Stephens